                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment No. 1

                                 DAG Media Inc.
- ------------------------------------------------------------------------------
--
                                (NAME OF ISSUER)

                           Common Stock $.001 par value
- ------------------------------------------------------------------------------
--
                         (TITLE OF CLASS OF SECURITIES)

                                    233729102
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--
                                 (CUSIP NUMBER)

                           Hummingbird Management, LLC
                      (f/k/a Morningside Value Investors, LLC)
                              153 East 53rd Street
                            New York, New York 10022
                                212-521-0975


			      Arthur T. Williams, III
                              2518 Reynolds Drive
                             Winston-Salem, NC 27104
                                 336-748-0220

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                 October 3, 2002
- ------------------------------------------------------------------------------
--
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 5 pages)
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CUSIP No. 233729102                   13D/A                  Page 2 of 5 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER       303,800
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER    283,800
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        303,800

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       10.1%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 5 Pages)

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CUSIP No. 233729102                   13D/A                  Page 3 of 5 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Arthur T. Williams, III
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        303,800
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     20,000
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        303,800

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      10.1%

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14.  TYPE OF REPORTING PERSON*

     IN
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			  (Page 3 of 5 Pages)

CUSIP No. 233729102                   13D/A                    Page 4 of 5 Pages




  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated October 15, 2002, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on September 11, 2002 (the "Schedule 13D"), relating to the common stock, $.001 par value (the "Common Stock") of DAG Media, a New York Corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of October 15, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $345,622 and $94,843, respectively, in the Shares of the Issuer using their respective working capital. Williams has invested approximately $33,080 in Shares of the Issuer using Personal Funds.




ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	(a) The Reporting Persons aggregately beneficially own 303,800, or 10.1% of the Common Stock of the Issuer, based upon 2,996,190 shares outstanding as of August 9, 2002, as reported on the latest 10-QSB of the Issuer.

	(b) Hummingbird has shared voting power over 303,800 Shares of the Issuer.

	    Hummingbird has sole dispositive power over 283,800 Shares.
As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 283,800 Shares of the Issuer. Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

			  (Page 4 of 5 Pages)

CUSIP No. 233729102                   13D/A                   Page 5 of 5 Pages


            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 283,800 Shares of the Issuer. Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

	   Williams has shared voting power over 303,800 Shares and sole dispositive power over 20,000 Shares.

         (c) In addition to the transactions reported on the Schedule 13D filing, dated September 11, 2002, Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
10/3/2002    open market purchase                45,000        1.656


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 2002

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

Dated: October 15,2002

By: /s/ Arthur T. Williams, III
   ------------------------------
Name: Arthur T. Williams, III